CENTRAL PACIFIC FINANCIAL CORP.
220 South King Street
Honolulu, Hawaii 96813
July 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:          CENTRAL PACIFIC FINANCIAL CORP.
Registration Statement on Form S-3 (File No. 333-288430) (the “Registration Statement”)
Acceleration Request

Ladies and Gentlemen:

Central Pacific Financial Corp. hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-3, be accelerated to 4:30 p.m., Eastern Time, on July 14, 2025, or as soon thereafter as practicable.

Please notify Craig Miller at (415) 291-7415 or Veronica Lah at (310) 312-4130 of Manatt, Phelps & Phillips, LLP as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request. We appreciate your assistance and cooperation in this matter.

Sincerely,

CENTRAL PACIFIC FINANCIAL CORP.

By:	/s/ Dayna N. Matsumoto
Name:	Dayna N. Matsumoto
Title:	Executive Vice President and Chief Financial Officer

cc:          Manatt, Phelps & Phillips, LLP